SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Adeona Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00685T108
(CUSIP Number)

January 28, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00685T108	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,428,572 shares of Common Stock Warrants to purchase 714,286 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,428,572 shares of Common Stock Warrants to purchase 714,286 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,572 shares of Common Stock Warrants to purchase 714,286 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.74% (see Item 4)
12	TYPE OF REPORTING PERSON** PN
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00685T108	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,428,572 shares of Common Stock Warrants to purchase 714,286 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,428,572 shares of Common Stock Warrants to purchase 714,286 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,572 shares of Common Stock Warrants to purchase 714,286 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.74% (see Item 4)
12	TYPE OF REPORTING PERSON** IN
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00685T108	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,428,572 shares of Common Stock Warrants to purchase 714,286 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,428,572 shares of Common Stock Warrants to purchase 714,286 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,572 shares of Common Stock Warrants to purchase 714,286 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.74% (see Item 4)
12	TYPE OF REPORTING PERSON** IN
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00685T108	13G	Page 5 of 8 Pages

Item 1 (a).	NAME OF ISSUER.

Adeona Pharmaceuticals, Inc., a Nevada corporation (the “Company”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3930 Varsity Drive Ann Arbor, MI 48108

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

Investment Manager

(i)
Empery Asset Management, LP (the "Investment Manager"), with respect to the shares of Common Stock held by certain funds and managed accounts to which the Investment Manager serves as investment manager (collectively, the "Empery Funds").

Reporting Individuals

(ii)	Mr. Ryan M. Lane ("Mr. Lane"), with respect to the shares of Common Stock held by the Empery Funds.

(iii)	Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the shares of Common Stock held by the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of the Reporting Individuals is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is: 120 Broadway, Suite 1019 New York, New York 10271

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value (the “Common Stock”)

CUSIP No. 00685T108	13G	Page 6 of 8 Pages

Item 2(e).	CUSIP NUMBER:

00685T108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. According to the information provided to the Reporting Persons by the Company, as of the January 28, 2011, there were 23,440,601 shares of Common Stock outstanding. On January 28, 2011, the Company and certain of the Empery Funds entered into an agreement (the "Agreement") to purchase the reported shares of Common Stock (the "Reported Common Stock") and the reported warrants (the "Reported Warrants" and, together with the Reported Common Stock, the "Reported Securities"), the consummation of which is anticipated to occur no later than February 2, 2011.  Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise any of the Reported Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "Blocker"). The percentage set forth on Row (11) of the cover pages (i) is based on the Company's outstanding shares of Common Stock assuming the issuance of the Reported Securities to the Empery Funds contemplated by the Agreement and (ii) reflects the Reporting Persons' beneficial ownership of the Reported Securities subject to the Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I:	Joint Filing Agreement, dated as of January 28, 2011, by and among Empery Asset Management, LP, Ryan M. Lane and Martin D. Hoe.

CUSIP No. 00685T108	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 28, 2011

EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC, its General Partner
/s/ Ryan M. Lane
RYAN M. LANE

By: /s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Martin D. Hoe
MARTIN D. HOE

CUSIP No. 00685T108	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Adeona Pharmaceuticals, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED:  January 28, 2011

EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC, its General Partner
/s/ Ryan M. Lane
RYAN M. LANE

By: /s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Martin D. Hoe
MARTIN D. HOE